

July 5, 2024

Erica Gessert
Chief Financial Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, CA 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K furnished February 14, 2024**
> **Response dated July 1, 2024**
> **File No. 001-38678**

Dear Erica Gessert:

We have reviewed your July 1, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Form 8-K Furnished February 14, 2024

Exhibit 99.1, page 15

1.   You indicate in response to prior comment 1 that the adjustment for timing differences in the adjusted free cash flow measure of $34.5 million is equal to the temporary cash outflow caused by timing differences between invoicing and payment processing and collection. You also indicate that substantially all of the amount was collected by the company within the first week of January 2024. Therefore, the adjusted free cash flow measure appears to substitute an individually tailored cashflow recognition method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the non-GAAP C&DIs, or alternatively, revise to remove the measure.

      Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 if you have any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Brian Levey